

Via U.S. Mail and Facsimile (607/974-8656)

Mail Stop 4631

May 27, 2010

Vincent P. Hatton
Senior Vice President and General Counsel
Corning Incorporated
One Riverfront Plaza
Corning, New York 14831

   Re: Corning Incorporated
      Form 10-K for the year ended December 31, 2009
      Filed February 10, 2010
      Definitive Proxy Statement filed March 15, 2010
      Form 10-Q for the quarterly period ended March 31, 2010
      Filed April 30, 2010
      File No. 001-03247

Dear Mr. Hatton:

   We have completed our review of your Form 10-K for the year ended December 31, 2009 and related filings and have no further comments at this time.

            Sincerely,

            Pamela Long
            Assistant Director